EXHIBIT 99.1

FirstService Corporation Completes US$150 Million Private Placement of Common Shares

TORONTO, May 22, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService”) is pleased to report that today it completed the sale, on a private placement basis, of a total of 1,797,359 common shares (the “Common Shares”) of FirstService, at a price of US$83.46 per share, to Durable Capital Partners LP (“Durable Capital”), for proceeds of approximately US$150 million (the “Private Placement”). In connection with the Private Placement, FirstService granted customary registration rights to Durable Capital for the future resale of the Common Shares purchased in the Private Placement.

FirstService intends to use the proceeds of the Private Placement to repay a portion of its existing indebtedness under its revolving credit facility, to finance potential future acquisitions, and to fund working capital and general corporate purposes.

“We are pleased that Durable Capital understands the opportunity we have in front of us and has further increased its investment in FirstService,” said Scott Patterson, President and Chief Executive Officer of FirstService. “This financing provides us with greater financial flexibility to capitalize on growth opportunities that may arise in the current environment,” he concluded.

The Common Shares issued pursuant to the Private Placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Common Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.firstservice.com.

Forward-Looking Statements

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events, and includes the expected use of the proceeds of the Private Placement. FirstService believes the expectations reflected in such forward-looking information and statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information and statements should not be unduly relied upon.

Forward-looking information and statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, the risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2019 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com or as part of FirstService’s Form 40-F at www.sec.gov). Forward-looking information and statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking information and statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to update any forward-looking information and statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
President & Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566